SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 30, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRIVATE INDENTURE OF THE 9th ISSUE OF UNSECURED NON-CONVERTIBLE DEBENTURES, IN A SINGLE SERIES FOR PUBLIC OFFERING WITH RESTRICTED DISTRIBUTION EFFORTS OF companhia siderúrgica nacional

By this instrument, the parties identified hereinbelow:

COMPANHIA SIDERÚRGICA NACIONAL, a publicly-held company with headquarters in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.400, 19º e 20º andares, Itaim Bibi, corporate taxpayer’s ID (CNPJ) 33.042.730/0001-04 and registered at the Board of Trade of the State of São Paulo under NIRE 35300396090, represented herein by its Bylaws, hereinafter referred to as “Issuer”; and

PENTÁGONO S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, a financial institution authorized to operate by the Central Bank of Brazil, with headquarters in the City and State of Rio de Janeiro, at Avenida das Américas, nº 4.200, Bloco 8, Ala B, Salas 303 e 304, CEP 22640-102, corporate taxpayer’s ID (CNPJ) 17.343.682/0001-38, represented herein by its Bylaws, nominated herein, pursuant to the Brazilian Corporation Law, as amended, to represent before the Issuer, the common interests of debenture holders of this present issue, hereinafter simply referred to as “Trustee” and jointly with the Issuer, “Parties”;

They enter into this present  “Private Indenture of the 9th Issue of Unsecured Non-Convertible Debentures, in a Single Series for Public Offering with Restricted Distribution Efforts  of Companhia Siderúrgica Nacional”, hereinafter simply referred to as “Indenture”, under the terms and conditions hereinbelow.

1.                                         TERMS DEFINED

1.1.                                     The terms defined adopted herein, starting with capital letters, in the singular or plural, shall have the meaning assigned thereto hereinbelow.

Trustee	Pentágono S.A. – Distribuidora de Títulos e Valores Mobiliários
ANBIMA	Brazilian Association of Financial and Capital Markets Entities
General Meeting	Debenture Holders General Meeting
Bank Liquidator	Itaú Unibanco S.A.
CETIP	CETIP S.A. – OTC Mercados Organizados.

CETIP21	Module CETIP21 – Marketable Securities, managed and operated by CETIP
CNPJ	Corporate taxpayer’s ID
Civil Procedure Code	Law nº 5.869 of January 11, 1973, as amended
Placement Agreement

“Private Instrument of Public Placement with Restricted Efforts of Non-Convertible Unsecured Debentures, in a Single Series, under Firm Placement Commitment of the 9th Issue of Companhia Siderúrgica Nacional”, entered into between the Issuer and Lead Manager

Material Subsidiary

Any entity controlled by the Issuer, in which Issuer’s proportional interest (including any indirect interest by means of other subsidiaries) in Subsidiary’s consolidated total assets (after exclusions due to consolidation) exceeds ten percent (10%) of Issuer’s consolidated total assets at the end of the last fiscal year ended, pursuant to the accounting practices adopted in Brazil

Lead Manager

BB – Banco de Investimento S.A., a financial institution composing the securities distribution system, with headquarters in the City and State of Rio de Janeiro, at Rua Senador Dantas, nº 105, 36º andar, corporate taxpayer’s ID (CNPJ) 24.933.830/0001-30

CVM	Brazilian Securities and Exchange Commission
Date of Payment	The date of payment of the Issue Debentures

Date of Issue	June 25, 2015, for all legal effects and purposes
Maturity Date	March 30, 2022
Debentures	The ten thousand (10,000) non-convertible unsecured debentures, in a single series, of the ninth (9th) Issuer’s issue

Debenture Holders	Debenture Holders
Business Day	Any weekday, except for Saturdays, Sundays and national holidays.
Issue	Ninth (9th) issue of Issuer’s debentures
Issuer	Companhia Siderúrgica Nacional
Indenture

This present “Private Indenture of the 9th Issue of Non-Convertible Unsecured Debentures, in a Single Series, for Public Offering with Restricted Distribution Efforts of Companhia Siderúrgica Nacional”

Settlement Bank	Itaú Corretora de Valores S.A.
Assumptions of Early Maturity	Events that may trigger the early maturity of Debentures, provided for in item 6.3 hereof
IGP-M	General Market Price Index, calculated and published by Getúlio Vargas Foundation
CVM Rule nº 28/83	CVM Rule nº 28 of November 23, 1983, as amended
CVM Rule nº 358/02	CVM Rule nº 358 of January 3, 2002, as amended
CVM Rule nº 400/03	CVM Rule nº 400 of December 29, 2003, as amended
CVM Rule nº 476/09	CVM Rule nº 476 of January 16, 2009, as amended
Qualified Investors	Qualified investors, as defined in Article 109 of CVM Rule nº 409 of August 18, 2004, observing the provision of Article 4 of CVM Rule nº 476/09
JUCESP	Board of Trade of the State of São Paulo
Compensatory Interest Rates	Compensatory interest rates incurred on the Debentures Unit Face Value, calculated under the terms of item 5.6 hereinbelow

Brazilian Corporation Law	Law nº 6.404 of December 15, 1976, as amended
MDA	Assets Distribution Module, managed and operated by CETIP
Restricted Offer	Debentures Offer, as defined in item 3.1.3 hereof
Period of Capitalization

Time interval starting on the Date of Payment, in case of first Period of Capitalization, or on the immediately preceding date of payment of Compensatory Interest Rates, in case of other Periods of Capitalization and shall end on the date estimated for the payment of Compensatory Interest Rates corresponding to the current period. Each Period of Capitalization succeeds the previous one without interruption until the Maturity Date, except for the assumptions of early maturity of Debentures or total Optional Early Redemption.

Optional Early Redemption	Optional early redemption of Debentures, fully or partially, which may occur at the Issuer’s discretion, under the terms of item 6.2 hereof
DI Rate

One-day Interbank deposits (DI) daily average rate, over extra-group, daily calculated and published by CETIP, based on a year of two hundred and fifty-two (252) Business Days, in the daily bulletin available on its Webpage (www.cetip.com.br)

Unit Face Value	The unit face value of Debentures, corresponding to ten thousand reais (R$10,000.00), on the Date of Issue

2.                                         AUTHORIZATION

2.1.                                     This present Indenture is executed based on the authorization of the Issuer’s Board of Directors, resolved at meeting held on June 9, 2015.

3.                                         REQUIREMENTS

3.1.                                     The Issue shall be conducted observing the following requirements:

3.1.1.                            Filing and Publication of the Corporate Act

3.1.1.1.                          The minutes of the Issuer’s Board of Directors’ Meeting which resolved on this present Issue wasduly filed at JUCESP and published in the Official Gazette of the State of São Paulo and in “Valor Econômico” newspaper, pursuant to Article 62, item I of the Brazilian Corporation Law.

3.1.2.                            Registry and Recording of Indenture

3.1.2.1.                          This Indenture and any amendments shall be registered at JUCESP, pursuant to Article 62, item II and Paragraph 3 of the Brazilian Corporation Law.

3.1.3.                            Exemption of Registry at CVM

3.1.3.1.                          The public offering of Debentures shall be conducted pursuant to CVM Rule nº 476/09 and other applicable legal and regulatory provisions; therefore, the registration of offering before the CVM is automatically exempted referred to by Article 19 of Law nº 6.385 of December 7, 1976, as amended (“Restricted Offer”).

3.1.4.                            Registration at ANBIMA

3.1.4.1.                          The Restricted Offer shall be registered at ANBIMA solely for the purposes of sending information to ANBIMA’s Database, according to the procedures to be defined by referred entity, as this is a public offering with restricted distribution efforts, under the terms of Article 1, Paragraph 2 of “ANBIMA Code of Regulation and Best Practices for Public Offerings and Acquisition of Marketable Securities”, after the issue of specific guidelines in this regard.

4.                                         CHARACTERISTICS OF THE ISSUE

4.1.                                     Purpose of the Issuer

4.1.1.                               The Issuer’s purpose is the manufacturing, transformation, trading, including imports and exports of steel products, steel byproducts, as well as the exploration of any other related or similar activities, which directly or indirectly refers to the Issuer’s purpose, such as: mining, cement and carbochemical industries, manufacturing and assembly of steel frames, construction, transportation, navigation, port activities.

4.2.                                     Number of the Issue

4.2.1.                               This is the ninth (9th) issue of Issuer’s debentures.

4.3.                                     Number of Series

4.3.1.                               The Issue shall be made in a single series.

4.4.                                     Amount of Issue

4.4.1.                               Total Issue amount will be one hundred million Reais (R$100,000,000.00), on the Date of Issue.

4.5.                                     Amount of Debentures

4.5.1.                               Ten thousand (10,000) Debentures shall be issued.

4.6.                                     Bank liquidator and Agent Bank

4.6.1.                               The Bank Liquidator shall be Itaú Unibanco S.A., a financial institution with headquarters in the City and State of São Paulo, at Avenida Engenheiro Armando de Arruda Pereira, 707, 10º andar, corporate taxpayer’s ID (CNPJ) 60.701.190/0001-04.

4.6.2.                               The Agent Bank shall be Itaú Corretora de Valores S.A., a financial institution with headquarters in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.400, 10º andar, corporate taxpayer’s ID (CNPJ) 61.194.353/0001-64.

4.7.                                     Use of Proceeds

4.7.1.                               The net proceeds raised by the Issuer by means of the Issue and the Restricted Offer, aiming at executing the usual management businesses, shall be fully allocated to the early redemption of promissory notes of the second (2nd) Issuer’s issue, which shall occur on the date of payment of Debentures.

4.8.                                     Registration for Distribution, Trading and Electronic Custody

4.8.1.                                Debentures shall be registered for distribution in MDA and for secondary trading at CETIP21, and CETIP conducts the financial settlement and the electronic custody of Debentures.

4.8.2.                               Only Qualified Investors may subscribe the Debentures, pursuant to Article 2 of CVM Rule nº 476/09.

4.8.3.                               Debentures only may be traded in securities regulated markets after elapsing ninety (90) days of each subscription or acquisition by Qualified Investors, observing the provisions of Articles 13 and 15 of CVM Rule nº 476/09, the Issuer also complying with Article 17 of the referred Rule.

4.9.                                     Placement and Plan of Distribution

4.9.1.                               Debentures shall be the purpose of a public offering with restricted distribution efforts, under the firm placement commitment provided by Lead Manager, pursuant to CVM Rule nº 476/09 and the Placement Agreement.

4.9.2.                               Debentures shall be distributed by means of MDA, pursuant to the plan of distribution provided for in this clause, solely destined to subscription by, at most, fifty (50) Qualified Investors, after looking for, at most, seventy-five (75) Qualified Investors, pursuant to Article 3 of CVM Rule nº 476/09.

4.9.3.                               The target public of the Restricted Offer shall be Qualified Investors. Pursuant to CVM Rule nº 476/09 and for the purposes of the Restricted Offer outlined in this clause: (a) all the investment funds shall be considered Qualified Investors, even if destined to unqualified investors; and (b) the individuals and legal entities considered Qualified Investors shall subscribe or acquire, within the scope of the Restricted Offer, Debentures at the minimum amount of one million Reais (R$1,000,000.00).

4.9.4.                               Upon subscription and payment of Debentures, each Qualified Investor will sign a statement attesting, among other issues, is aware that (a) the Restricted Offer was not registered before CVM; and (b) Debentures are subject to trading restrictions provided for herein, in the Placement Agreement and applicable rules, and also through this statement shall express his express agreement with all the terms and conditions of the Debentures and of the Restricted Offer.

4.9.5.                               No discount shall be granted to those interested in acquiring Debentures within the scope of the Restricted Offer, as well as anticipated reservations shall not be made, nor maximum or minimum lots, regardless of the chronological order.

4.9.6.                               No liquidity cushion shall be created nor a Debentures liquidity warranty agreement. In addition, Debentures price stabilization agreement shall not be executed on the secondary market.

5.                                         CHARACTERISTICS OF DEBENTURES

5.1.                                     Basic Characteristics

5.1.1.                               Unit Face Value

5.1.1.1.                          Debentures’ Unit Face Value shall be ten thousand Reais (R$10,000.00), on the Date of Issue.

5.1.2.                               Number of Series

5.1.2.1.                          Issue shall occur in one (1) single series.

5.1.3.                               Number of Debentures

5.1.3.1.                          Ten thousand (10,000) Debentures shall be issued.

5.1.4.                               Date of Issue

5.1.4.1.                          For all legal purposes and effects, the Debentures’ date of issue shall be June 25, 2015.

5.1.5.                               Maturity

5.1.5.1.                          Debentures shall mature on March 30, 2022, except for the eventual total Optional Early Redemption and early maturity under the terms provided for herein.

5.1.5.2.                          Upon maturity, the Issuer undertakes to pay for outstanding Debentures by balance of their Unit Face, plus due Compensatory Interest Rates, calculated as provided for herein.

5.1.6.                               Form and Issue of Certificates

5.1.6.1.                          Debentures shall be issued in the registered and book-entry form, without issuing certificates.

5.1.7.                               Evidence of Debentures Ownership

5.1.7.1.                          For all legal purposes, the ownership of Debentures shall be evidenced by the statement of Debentures deposit account issued by the Agent Bank. In addition, for Debentures electronically held under custody at CETIP, a statement shall be issued on behalf of Debenture holders by CETIP, which shall be equally considered proof of ownership.

5.1.8.                               Convertibility and Type

5.1.8.1.                          Debentures shall not be convertible into the Issuer’s shares.

5.1.9.                               Type

5.1.9.1.                          Debentures shall be unsecured, pursuant to Article 58 of the Brazilian Corporation Law, and shall not rely on any preference or guarantee.

5.2.                                     Subscription

5.2.1.                               Subscription Term

5.2.1.1.                          Debentures may be subscribed at any time, as of the start date of the Restricted Offer, within public offering term, which shall observe the provisions of CVM Rule nº 476/09 and the Placement Agreement.

5.2.2.                               Subscription Price

5.2.2.1.                          Debentures subscription price shall be its Unit Face Value.

5.3.                                     Payment Conditions

5.3.1.                               Debentures shall be paid in cash, in domestic currency, on a single date, upon subscription, according to CETIP’s clearance rules.

5.4.                                     Preemptive Right

5.4.1.                               There is no preemptive right in Debentures subscription.

5.5.                                     Adjustment to Debentures Face Value

5.5.1.                               Debentures Unit Face Value shall not be monetarily restated.

5.6.                                     Debentures Compensatory Interest Rates

5.6.1.                               Compensatory Interest Rates corresponding to one hundred, thirteen point seventy percent (113.70%) shall incur on the Unit Face Value or balance of Debentures Unit Face Value of DI Rate accumulated variation, expressed as annual percentage, and based on two hundred and fifty-two (252) Business Days. The Compensatory Interest Rates shall be calculated exponentially and cumulatively, pro rata temporis per Business Days elapsed, incurred from the Date of Payment or immediately preceding date of payment of Compensatory Interest Rates, which occurs last, inclusive, until the date of its effective payment.

5.6.1.1.                          The Compensatory Interest Rates shall be paid in fourteen (14) half-yearly installments, as of September 30, 2015, according to the table below, except for the possibility of total Optional Early Redemption and early maturity, under the terms provided for herein:

Date of payment	installment
September 30, 2015	1st installment
March 30, 2016	2nd installment
September 30, 2016	3rd installment
March 30, 2017	4th installment
September 30, 2017	5th installment
March 30, 2018	6th installment
September 30, 2018	7th installment
March 30, 2019	8th installment
September 30, 2019	9th installment
March 30, 2020	10th installment
September 30, 2020	11th installment
March 30, 2021	12th installment
September 30, 2021	13th installment
March 30, 2022	14th installment

5.6.1.2.                          The Debentures Compensatory Interest Rates shall be calculated according to the formulas below:

J = Compensatory Interest Rates amount, due at the end of each Period of Capitalization, calculated with eight (8) decimal places, not rounding;

VNe = Unit Face Value or balance of Debentures Unit Face Value, calculated with eight (8) decimal places, not rounding; and

DI Factor = product of DI Rates using the percentage applied as of the Date of Payment or the immediately preceding date of payment of Compensatory Interest Rates, which occurs last, inclusive, until de date of calculation, exclusive, with eight (8) decimal places, including rounding, calculated as per the formula below:

n DI = total number of DI Rates, “n DI” is a whole number;

k = number of order of DI Rate, varying from one (1) until n DI ;

p = one hundred, thirteen point seventy hundredths (113.70); and

TDI k = DI Rate, daily expressed, calculated with eight (8) decimal places, including rounding, calculated from the formula below:

DI k = DI Rate published by CETIP, using two (2) decimal places.

5.6.2.                               For calculations described in item 5.6.1 above, the DI Rate shall be used considering identical number of decimal place published by CETIP.

5.6.2.1.                          The factor resulting from the expression   , as per item 5.6.1.2 above, is considered with sixteen (16) decimal places, not rounding.

5.6.2.2.                          We check the product of daily factors , and for each accumulated daily factor, we consider its result with sixteen (16) decimal places, not rounding, applying the next daily factor and henceforth until the last one considered.

5.6.2.3.                          Once factors are accumulated, we consider the resulting factor “DI Factor” with eight (8) decimal places, including rounding.

5.6.3.                               Those titleholders of Debentures at the end of Business Day immediately preceding date of payment of Compensatory Interest Rate shall be entitled to Debentures Compensatory Interest Rates.

5.6.4.                               If DI Rate is not available on the date of calculation of Compensatory Interest Rates, the last DI Rate available shall apply, not being due any financial compensation between the Issuer and Debenture Holders upon subsequent publication of DI Rate which would be applicable.

5.6.4.1.                          In the event of (a) no calculation and/or disclosure of DI Rate within term exceeding ten (10) consecutive days after the date expected for its calculation and/or disclosure; (b) extinguishment of DI Rate; or (c) the impossibility of applying the DI Rate due to legal or court order, DI Rate shall be replaced with a substitute rate legally determined or during its absence by the rate adopted by CETIP as DI Rate’s substitute.

5.6.4.2.                          If there is no substitute rate of DI Rate, the Trustee shall within no later than five (5) days as of (a) the expiration date of the term of consecutive ten (10) days; (b) date of extinguishment of DI Rate; or (c) the date when the impossibility of applying DI Rate due to legal or court order was verified, pursuant to item 5.6.4.1 above, call for the General Meeting to resolve by common agreement with Issuer, about the Debentures new remuneration parameter, observing the applicable rules. Until decision on the Debentures new remuneration parameter, the last DI Rate officially published shall apply, not being due any compensation between the Issuer and Debenture holders upon definition of Debentures new remuneration parameter.

5.6.4.3.                          In the assumption the General Meeting is not installed on second call, or if installed, there is no agreement on the Debentures new remuneration parameter between the Issuer and Debenture holders representing, at least, seventy-five percent (75%) of outstanding Debentures, the DI Rate shall be replaced with the weighted average interest rates by the volume of one-day loan operations, backed by federal government bonds, calculated by the Clearance and Custody Special System – SELIC.

5.6.4.4.                          Notwithstanding the aforementioned Paragraph, if DI Rate is disclosed or is again applicable to Debentures, where applicable, prior to the General Meeting, the referred General Meeting shall no longer be held and DI Rate then disclosed, as of related date of disclosure, shall apply to calculate the Compensatory Interest Rates.

5.7.                                     Renegotiation

5.7.1.                               There shall be no scheduled renegotiation of the Debentures.

5.8.                                     Amortization of Principal

5.8.1.                               Debentures Unit Face Value shall be amortized in six (6) annual installments, the first payment on March 30, 2017, according to the table below:

date of amortization	% of unit face value
March 30, 2017	16.6667%
March 30, 2018	16.6667%
March 30, 2019	16.6667%
March 30, 2020	16.6667%
March 30, 2021	16.6667%
March 30, 2022	Balance

5.9.                                     Payment Conditions

5.9.1.                               Place of Payment and Tax Immunity

5.9.1.1.                          The payments to which Debenture holders are entitled shall be made by the Issuer (a) applying the procedures adopted by CETIP; or (b) in the assumption Debentures are not electronically held under custody at CETIP, (1) at the Issuer’s headquarters; (2) as per procedures adopted by Bank Liquidator; or (3) by financial institution eventually engaged for such purpose.

5.9.1.2.                          The Debenture holder to enjoy immunity, exemption, non-levy or zero rate of taxes related to investment or any amounts related to Debentures shall forward to the Bank Liquidator, with copy to the Issuer, on the date to subscribe or acquire Debentures, a duly substantiated statement informing such condition, indicating the type of tax the payment of which is exempted and the law providing for the immunity, exemption, non-levy or zero rate, as well as all the conditions and requirements eventually set forth to enjoy related tax benefit. On the other hand, the amounts which would be due by those who under the terms of the prevailing tax laws not entitled to such tax exemption will be deducted from their income.

5.9.1.2.1.                    The Debenture holder who provided statement about his/her condition of immunity, exemption, non-levy or zero rate of taxes, under the terms of item above and had such condition modified by ruling provision, or fails to meet the conditions and requirements eventually set forth in the applicable legal provision, or also, have his/her condition questioned by appropriate court, tax or regulatory authority, shall notify such fact, in detail and in writing to the Bank Liquidator, with copy to the Issuer, as well as provide any further information related to the issue to be requested by Bank Liquidator or by the Issuer.

5.9.1.2.2.                    Even if having received the statement referred to in item 5.9.1.2 above, and provided that there is legal ground therefore, the Issuer shall deposit in court or deduct from any amount related to Debentures the taxation understood as due, without such fact triggering indemnity claim against the Issuer or Bank Liquidator by any Debenture holder or third party.

5.9.2.                               Extension of Terms

5.9.2.1.                          The dates of payment of any obligation referred to herein shall be considered automatically extended until the subsequent first Business Day, if the maturity date of related obligation coincides with non-business day in the City and State of São Paulo, without any addition to the amounts to be paid, except for the cases the payments of which shall be made through CETIP, in this assumption, extension will only occur when the date of payment of related obligation coincides with Saturday, Sunday or national holiday.

5.9.3.                               Default Charges

5.9.3.1.                          Without prejudice to the Compensatory Interest Rates, in the event of default by the Issuer of any monetary liability related to Debentures, the debts overdue and not paid shall add one percent (1%) default interest per month, calculated pro rata temporis, from the delinquency date until the date of effective payment, as well as compensatory fine of two percent (2%) over the amount due, regardless of notice, court or out-of-court notification.

5.9.4.                               Lapse of Rights to Additions

5.9.4.1.                          Without prejudice to provisions of item 5.9.3.1 above, if Debenture holder fails to receive the amount corresponding to any monetary liability of the Issuer on the dates provided for herein, or in the notice published by the Issuer, Debenture holder shall not be entitled to receive remuneration and/or default charges in the period related to delayed receipt, however, the vested right until the date of related maturity shall be ensured by the term set forth by laws.

5.10.                                 Advertising

5.10.1.                           All the announcements, notices and other acts and decisions related to this Issue, which anyhow, involve the interests of Debenture holders and deriving from legal requirements shall be published in the Official Gazette of the State of São Paulo and in “Valor Econômico” newspaper, as provided for in Article 289 of the Brazilian Corporation law, and the Issuer shall notify the Trustee about any publication on the date of announcement, notices and other acts and decisions. Other publications, which anyhow, involve the interests of Debenture holders, but do not derive from legal requirements may be only published in the “Valor Econômico” newspaper, national edition. The Issuer may change the aforementioned newspapers with another newspaper of widespread circulation and national edition to be adopted for its corporate publications, by means of written notice to the Trustee and publication as notice in newspaper to be replaced.

6.                                         OPTIONAL ACQUISITION, OPTIONAL EARLY REDEMPTION AND EARLY MATURITY

6.1.                                     Optional Acquisition

6.1.1.                               The Issuer may, at any time, acquire Debentures in the market, observing the trading and term restrictions provided for in CVM Rule nº 476/09, by amount equal to or lower than its Unit Face Value, and this fact shall be mentioned in the Issuer’s Management report and financial statements, pursuant to Article 55, Paragraph 3, I of the Brazilian Corporation Law.

6.1.2.                               The Debentures purpose of this procedure may (a) be cancelled; (b) be held in the Issuer’s treasury; or (c) be placed again on the market. The Debentures acquired by the Issuer to be held in treasury, under the terms of this item, if and when placed again on the market, shall be entitled to the same remuneration of other Debentures still outstanding.

6.2.                                     Optional Early Redemption

6.2.1.                               The Issuer, at any moment, as of May 1, 2019, at its exclusive discretion, by means of notice to all Debenture holders, with copy to the Trustee, or via publication of notice to Debenture holders, as provided for in item 5.10.1 above, may promote the Optional Early Redemption of Debentures, fully or partially, according to the procedures provided for in the Brazilian Corporation Law.

6.2.2.                               The Optional Early Redemption shall occur by means of payment (a) of the Unit Face Value or balance of Unit Face Value, where applicable of Debentures, purpose of the Optional Early Redemption, plus related Compensatory Interest Rates, calculated pro rata temporis as of the Date of Payment or immediately preceding date of payment of Compensatory Interest Rates, which occurs last, inclusive, until the date of effective Optional Early Redemption; (b) any due charges; and (c) premium incurred on the sum of the amounts mentioned in sub-items “a” and “b” above, according to the flat rates below:

date of Optional Early Redemption	premium
Between May 1, 2019 (inclusive) and March 30, 2020 (inclusive)	0.80%
Between March 31,2020 (inclusive) and February 28, 2021 (inclusive)	0.60%
Between March 1, 2021 (inclusive) and August 30, 2021 (inclusive)	0.40%
Between August 31, 2021 (inclusive) and March 29, 2022 (inclusive)	0.20%

6.2.3.                               If Debentures are electronically held under custody at CETIP, the Optional Early Redemption shall be operated according to the procedures adopted by CETIP.

6.2.4.                               In the assumption of partial Optional Early Redemption, the raffle criterion shall apply to identify the Debentures to be redeemed to be coordinated by Trustee, pursuant to Article 55, Paragraph 2 of the Brazilian Corporation Law.

6.2.4.1.                          The partial Optional Early Redemption, if occurs, shall observe CETIP’s operating procedures and all the stages of this process, such as the authorization for Debenture holders, identification, raffle, checking, apportionment and validation of the number of Debentures to be redeemed shall be conducted out of the scope of CETIP. The Debenture holders shall adopt all the procedures with CETIP under the penalty of not having their Debentures effectively redeemed.

6.3.                                     Early Maturity

6.3.1.                               Debentures shall be declared early matured, observing the provisions of item 6.3.3 hereinbelow, requiring the Issuer’s immediate payment of Unit Face Value or balance of Unit Face Value, plus corresponding Compensatory Interest Rates, calculated pro rata temporis as of the Date of Payment or immediately preceding date of payment of  Compensatory Interest Rates, which occurs last, inclusive, until the date of their effective payment, besides other charges eventually due, upon the occurrence of any of the following Early Maturity Assumptions:

(a)              Issuer’s default of any monetary liability provided for herein, not remedied within three (3) Business Days as of the related maturity date;

(b)              the Issuer fails to comply with any non-monetary liability provided for herein, not remedied within thirty (30) days as of the date the written notice was received by the Issuer from Trustee or either Debenture Holder;

(c)              declaration of early maturity of any financial debt (indebtedness) of the Issuer and/or any of its Relevant Subsidiaries, including abroad, whose individual amount corresponds to or exceeds the amount in domestic currency to fifty million US dollars (US$50,000,000.00);

(d)              if the Issuer undergoes protest of bills the total amount of which corresponds in domestic currency to one hundred and thirty million U.S. dollars (US$ 130,000,000.00), unless, if within no later than thirty (30) days as of the date of protest, the Issuer proves to the Trustee:  (1) the protest occurred due to third party’s error or bad faith; (2) the protest was canceled; or (3) the amount of bills protested was deposited in court;

(e)              failure to comply with any final and unappealable court decision or final arbitration decision of which there cannot be any appeal, that represents clear legal obligation of payment ordered against the Issuer, the individual amount of which corresponds to or exceeds in domestic currency the amount of fifty million U.S. dollars (US$50,000,000.00), as long as it is not remedied within thirty (30) days as of the date scheduled for the payment of said adverse judgment;

(f)               (1) adjudication of bankruptcy of the Issuer and/or any Relevant Subsidiary; (2) petition for self-bankruptcy by the Issuer and/or any Relevant Subsidiary; (3) petition for bankruptcy of the Issuer and/or any Relevant Subsidiary filed by third parties, not opposed within legal term; or (4) petition for court-supervised or out-of-court reorganization proceedings of the Issuer and/or any Relevant Subsidiary, regardless of related motion’s granting;

(g)              merger, incorporation (applicable when Issuer is the mergee) or spin-off of the Issuer, except if: (1) the operation has been previously approved by titleholders of, at least, seventy-five percent (75%) of outstanding Debentures, or at least, the majority of outstanding Debentures when referring to the merger or incorporation of the Issuer into Vicunha Siderurgia S.A., Vicunha Aços S.A. or Vicunha Steel S.A., or another company of the same economic group of the Issuer; or (2) the Debenture holders are ensured, if they so desire, during the six-(6) month minimum term as of the publication date of the minutes of the general meeting(s) related to the operation, the early redemption of Debentures to which they are titleholders by the Unit Face Value (or balance of Unit Face Value, where applicable) plus Compensatory Interest Rates, calculated pro rata temporis as of the Date of Payment or immediately preceding date of payment of Compensatory Interest Rates, which occurs last, without any due premium by the Issuer and without the Issuer incurring in any penalty due to referred early redemption;

(h)              if the Issuer no longer has as its purpose the exploration of steel activities and related activities, and as long as this change adversely affects the Issuer’s capacity of complying with its obligations provided for herein; or

(i)                the Issuer is transformed into a limited liability company, pursuant to Articles 220 and 222 of the Brazilian Corporation Law No 6.404/76.

6.3.2.                               If occurs any of the Early Maturity Assumptions provided for in items “f” and “i” above, Debentures shall become automatically overdue, regardless of notice, court or out-of-court notification. Even so, the Trustee, as soon as he is aware thereof, shall undertake to immediately notify about the early maturity to the (a) Issuer, by means of written notice; and (b) Debenture holders, by means of (1) written notice; or (2) at the discretion of Trustee, publication of announcement on the press agencies where the Issuer makes its publications.

6.3.3.                               If occurs any of other Early Maturity Assumptions, the Trustee shall call for a General Meeting, within two (2) Business Days as of the date it takes cognizance of referred assumption to resolve on the non-declaration of early maturity of obligations deriving from Debentures.

6.3.3.1.                          If, in the aforementioned General Meeting, the Debenture holders of, at least, the simple majority of outstanding Debentures determine to the Trustee to not declare the early maturity of Debentures or, also, in case of adjournment of the meeting for resolution on a future date, the Trustee shall not declare the early maturity of Debentures.

6.3.3.2.                          If, once installed the General Meeting, the quorum referred in item 6.3.3.1 is not achieved, or if the General Meeting is not installed on second call, due to lack of quorum, the Trustee shall declare the early maturity of Debentures and shall immediately send to the Issuer and to CETIP a written communication informing such occurrence.

6.3.4.                               In the event of early maturity of Debentures, the Issuer undertakes to pay the Unit Face Value or the balance of Unit Face Value, plus related Compensatory Interest Rates, calculated pro rata temporis as of the Date of Payment or the immediately preceding date of payment of Compensatory Interest Rates, which occurs last, inclusive, until the date of their effective payment, besides other charges due under the terms hereof within three (3) Business Days as of Issuer’s receipt of notice informing the early maturity, referred to in item 6.3.3.2 above, under the penalty of incurring in the default charges provided for herein.

7.                                         ISSUER’S ADDITIONAL OBLIGATIONS

7.1.                                     In addition, the Issuer undertakes to:

a)                  maintain as valid and efficient all the authorizations necessary to sign this Indenture and the Placement Agreement, and fully comply with all the obligations provided for herein and therein;

b)                 provide to the Trustee:

1)                 within ten (10) Business Days  as of the receipt date of related request, or within lesser term, according to any court or administrative order, information and/or documents to be justifiable requested by Trustee;

2)                 within twenty (20) Business Days as of the signature date, a softcopy of receipt that this Indenture was submitted and its amendments before the Board of Trade of the State of São Paulo (JUCESP);

3)                 within ten (10) Business Days as of the date of respective registration at JUCESP, the original counterpart hereof and its amendments; and

4)                 annual declaration signed by the Issuer’s representatives, attesting the compliance with the obligations provided for herein, for the purposes of preparing a report referred to by Article 68, Paragraph 1, “b”, of the Brazilian Corporation Law, if requested by the Trustee;

c)                  inform the Trustee, the Bank Liquidator and CETIP about any Optional Early Redemption of Debentures, at least, five (5) Business Days in advance of the date estimated for related early redemption;

d)                 keep proper accounting records, where complete and correct entries are made in all negotiations and operations related to its respective business and activities;

e)                  hold the Debentures registered for trading on the secondary market before CETIP21, bearing the related costs;

f)                   contract and maintain under contract, at its expenses, service providers inherent to the obligations provided for herein, including the Trustee, the Agent Bank, the Bank Liquidator and CETIP;

g)                  make (1) the payment of Trustee’s remuneration and other Issuer’s service providers; and (2) as long as requested by Trustee, the payment of expenses duly evidenced incurred by Trustee, pursuant to this Indenture;

h)                 notify, on the same day, the Trustee on the call notice by the Issuer of any General Meeting;

i)                   immediately call for the General Meeting to resolve on any of the matters of Debenture Holders’ interest, pursuant to the laws applicable to the Issue, if Trustee fails to do it within applicable term;

j)                   attend, through its representatives, the General Meetings, whenever this is requested;

k)                 abstain from trading securities issued thereby, until the protocol of notice of closure of the Restricted Offer before CVM, except for the assumptions provided for in Article 48, item II of CVM Rule nº 400/03; and

l)                   without prejudice to other obligations provided for above or other obligations expressly provided for in prevailing rules and herein, pursuant to CVM Rule nº 476/09, solely related to the Issuer:

1)                 draw up the Issuer’s  consolidated financial statements related to each fiscal year, pursuant to the Brazilian Corporation Law and the rules issued by CVM;

2)                 submit the Issuer’s consolidated financial statements related to each fiscal year to audit by independent auditor registered at CVM;

3)                 within three (3) months as of the fiscal year closing date, disclose on its Webpage the Issuer’s consolidated financial statements related to each fiscal year, accompanied by the notes to the financial statements and independent auditor’s report;

4)                 within three (3) years as of the Date of Issue, keep the documents mentioned in subitem “3” above on its Webpage;

5)                 observe the provisions of CVM Rule nº 358/02, referring to the duty of confidentiality and prohibition on trading;

6)                 disclose on its Webpage the occurrence of any material fact, as defined in Article 2 of CVM Rule nº 358/02, immediately informing the Lead Manager;

7)                 not publicly disclose information referring to the Issuer and the Issue in disagreement with provisions of applicable rules, including but not limited to the provisions of CVM Rule nº 476/09 and Article 48 of CVM Rule nº 400/03);

8)                 comply with all the obligations set forth herein, especially those related to CVM Rule nº 476/09, including Article 17 and the provisions of Article 48 of CVM Rule nº 400/03;

9)                 provide all the information requested by CVM, ANBIMA and CETIP; and

10)             use the proceeds deriving from the Issue as outlined herein, sending the receipt to the Trustee within two (2) Business Days as of the Date of Payment.

7.1.1.                               For the purposes of provisions in item 7.1, subitem “l)”, “10)” above, receipt is understood as (a) a document issued (1) by CETIP; (2) by Bank Liquidator; or (3) by Agent Bank; or also (b) a declaration (1) of titleholders of promissory notes of the second (2nd) issue of Issuer or (2) of the Issuer, and in any case provided for in items (a) and (b), referred document shall contain the information necessary to confirm the compliance with provisions of Clause 4.7 above.

8.                                         ISSUER’S REPRESENTATION AND WARRANTY

8.1.                                     On the signature date of this present Indenture, the Issuer represents and warrants that:

a)                 is a company duly organized and existing as a publicly-held corporation, pursuant to the Brazilian laws;

b)                 is duly authorized and obtained all the corporate and/or regulatory authorization required to sign this present Indenture, to comply with all the obligations provided for herein and to conduct the Issue, and all the legal and corporate requirements have been fully complied with;

c)                 the Issuer’s legal representatives who signed this Indenture have corporate and/or delegated powers to assume on the Issuer’s behalf, the obligations foreseen and as assignees they have the powers validly granted and their powers of attorney are fully effective;

d)                 this present Indenture and the obligations provided for herein represent the legal, valid, binding and effective obligations of the Issuer, enforceable according to its terms and conditions;

e)                 is performing the compliance with obligations set forth herein and any Assumption of Early Maturity has neither occurred nor has been in progress;

f)                  is fully aware and fully agrees with the way of disclosing and calculating DI Rate and the calculation of Compensatory Interest Rates was established by Issuer’s free will, in observance to the good faith principle;

g)                 all the written information provided until the Date of Issue by Issuer to the Trustee and Debenture Holders for the purposes of or in relation to this present Indenture, does neither contain any false or misleading information in any relevant aspect nor failed to inform any material fact necessary, so that the information contained therein, in view of the circumstances in which they were provided, are not misleading, and for the purposes of this item, it is understood that projections as to future events shall not be considered declarations of fact; and

h)                 the information rendered and provided by the Issuer to the Trustee and/or Debenture Holders are truthful, consistent, correct and sufficient, allowing investors to make substantiated decisions on the Restricted Offer.

9.                                         TRUSTEE

9.1.                                     The Issuer constitutes and appoints Pentágono S.A. – Distribuidora de Títulos e Valores Mobiliários as Trustee of this Issue, which expressly accepts the nomination for, under the terms of laws and this present Indenture to represent the interests of Debenture holders before the Issuer.

9.1.1.                               On the signature date hereof, as per information solely sent by the Issuer, the Trustee identified that provides Trustee services, in the following issues: (a) fourth (4th) issue of non-convertible debentures, in a single series, with floating guarantee for public offering with restricted placement efforts of MRS Logística S.A. (“MRS”) to mature on February 1, 2020 when thirty thousand (30,000) debentures were issued, on the date of issue, totaling three hundred million reais (R$300,000,000.00); up to date, events of amortization were verified, as provided for in the indenture and no event of early redemption, conversion, renegotiation and/or default was verified; on the date of issue, the 4th issue of MRS’ debentures had floating guarantees, as provided for in the related indenture; (b) fifth (5th) of non-convertible unsecured debentures, in a single series, for public offering with restricted placement efforts of MRS to mature on July 18, 2018, when three hundred thousand (300,000) debentures were issued on the date of issue, totaling three hundred million Reais (R$300,000,000.00); up to date, no event of early redemption, amortization, conversion, renegotiation and/or default was verified; on the date of issue, the 5th issue of MRS’ debentures did not have guarantees, as provided for in related indenture; (c) sixth (6th) issue of non-convertible unsecured debentures, in a single series, for public offering with restricted placement efforts of MRS to mature on December 10, 2019 when thirty thousand (30,000) debentures were issued, on the date of issue, totaling three hundred million Reais (R$300,000,000.00); up to date, no event of early redemption, amortization, conversion, renegotiation and/or default was verified; on the date of issue, the debentures 6th issue of MRS did not have guarantees, as provided for in related indenture; (d) seventh (7th) issue of unsecured non-convertible debentures, in two series, for public offering with restricted placement efforts of MRS to mature on February 15, 2022 for 1st series debentures and on February 15, 2025 for 2nd series debentures, when five hundred, fifty thousand, seven hundred and twenty-six (550,726) debentures were issued, of which three hundred, thirty-six thousand, three hundred and forty (336,340) are 1st series debentures  and two hundred, fourteen thousand, three hundred and eighty-six (214,386) are 2nd series debentures, on the date of issue, totaling five hundred, fifty million, seven hundred, twenty-six thousand Reais (R$550,726,000.00); no event of early redemption, amortization, conversion, renegotiation and/or default was verified up to date; on the date of issue, 7th issue debentures of MRSdid not have guarantees, as provided for in related indenture;

(e) sixth (6th) issue of non-convertible unsecured  debentures, in two series, for public offering with restricted placement efforts of the Issuer(“6th Issue Debentures”), with final maturity on March 30, 2015, in case of 1st Series and September 6, 2015, in case of 2nd series, when one hundred, fifty-six thousand and five hundred (156,500) 6th Issue Debentures were issued, on date of issue, totaling one billion, five hundred and sixty-five million Reais (R$1,565,000,000.00); events of amortization were verified up to date, as provided for in the indenture and no event of early maturity, conversion, renegotiation and/or default was verified; on the date of issue, 6th issue Debentures did not have guarantees, as provided for in related indenture;  (f) seventh (7th) issue of non-convertible unsecured debentures, in a single series for public offering with restricted placement efforts of the Issuer (“7th Issue Debentures”), with final maturity on March 28, 2021 when forty thousand (40,000) 7th Issue Debentures were issued, on the date of issue, totaling four hundred million Reais (R$400,000,000.00); no event of early redemption, amortization, conversion, renegotiation and/or default was verified up to date; on the date of issue, 7th issue Debentures did not have guarantees, as provided for in related indenture; and (g) eighth (8th) issue of non-convertible unsecured debentures, in a single series, for public offering with restricted placement efforts of the Issuer (“8th Issue Debentures”), with final maturity on January 9, 2022, when ten thousand (10,000) 8th Issue Debentures were issued, on the date of issue, totaling one hundred million Reais (R$100,000,000.00); no event of early redemption, amortization, conversion, renegotiation and/or default was verified up to date; on the date of issue, 8th Issue Debentures did not have guarantees, as provided for in related indenture.

9.2.                                     In the assumptions of temporary absence and impediments, waiver, intervention, liquidation, bankruptcy, or any other reason of Trustee’s vacancy, a General Meeting shall be held, within no later than thirty (30) days as of the event to determine to elect a new Trustee, which may be called by Trustee to be replaced, by the Issuer, by Debenture holders representing ten percent (10%), at least, of outstanding Debentures or by CVM.

9.2.1.                               In the assumption the call does not take place within fifteen (15) days preceding the expiration of term referred to in item 9.2 above, the Issuer shall call for the meeting.

9.2.2.                               CVM may appoint a temporary substitute of Trustee while the selection process of new Trustee is not concluded.

9.2.3.                               In the assumption the Trustee cannot continue performing its activities due to supervening circumstances to this Indenture, it shall immediately inform the Issuer and Debenture holders, by means of call notice for a General Meeting, requesting its replacement.

9.2.4.                               The Debenture holders, after expiration of distribution term of Debentures, are authorized to replace the Trustee and to appoint its eventual substitute, in a meeting especially summoned for this purpose.

9.2.5.                               The replacement of Trustee is subject to the prior notice to CVM and its manifestation on complying with the requirements provided for in Article 8 of CVM Rule nº 28/83 and any subsequent rules.

9.2.6.                               The replacement on a permanent basis of the Trustee shall be purpose of amendment to this Indenture.

9.2.7.                               The Trustee shall perform its duties as of the date of execution hereof or any amendment related to its replacement and shall remain in the performance of their duties until its effective replacement or compliance with all its obligations hereunder and prevailing laws.

9.2.8.                               CVM’s rules and precepts shall apply to the assumptions of Trustee’s replacement.

9.3.                                     The following are the duties and responsibilities of the Trustee, without prejudice to others provided for by applicable laws or rules:

a)                  protect the rights and interests of Debenture Holders, employing in the performance of its duties the care and diligence that every active and honest person usually employs when administering his/her own assets;

b)                 waive to the duty in the event of new conflict of interests or any other type of disqualification;

c)                  safekeep all the bookkeeping and other documents related to the performance of its duties;

d)                 check, when it accepts the duties, the accuracy of information contained herein, endeavoring to remedy omissions, failures or faults of which the Trustee is aware;

e)                  promote at the appropriate authorities, if the Issuer fails to do it, the registration of this Indenture and respective amendments, remedying any gaps and irregularities; in which case the registry clerk shall notify the Issuer to provide him/her with the information and documents necessary;

f)                   monitor the observance of the terms provided for herein in order to provide mandatory information, warning Debenture Holders about any omissions or inaccuracies of said information;

g)                  issue reports on the sufficiency of information contained in the eventual proposals to change the conditions of Debentures, where applicable;

h)                 request, when deemed necessary, for the faithful compliance with its duties, updated certificates of civil clerks of court, Public Treasury district court, protest offices, labor courts and office of the general counsel for the Public Treasury where Issuer’s headquarters are located;

i)                   request, providing the groundings of such request, an extraordinary auditing of the Issuer;

j)                   when necessary call for a General Meeting, pursuant to the terms provided for herein;

k)                 attend the General Meeting, in order to provide the information requested;

l)                   prepare reports addressed to the Debenture Holders, pursuant to Article 68, Paragraph 1, item b of the Brazilian Corporation Law, that shall contain, at least, the following information:

1)                                 any omission or untruthfulness to be aware of, contained in the information disclosed by the Issuer, or also, the default or delay in the mandatory rendering information by the Issuer;

2)                 statutory amendments occurred in the period;

3)                 comments on the Issuer’s financial statements, focused on the economic and financial ratios and the capital structure adopted;

4)                 Debentures distribution position on the market;

5)                 redemption, amortization of Unit Face Value and payment of Compensatory Interest Rates of Debentures made in the period, as well as acquisition and sales of Debentures made by the Issuer;

6)                 follow-up of allocation of funds raised by means of the Issue, according to data obtained with the Issuer’s Management;

7)                 list of assets and amounts delivered to the Management;

8)                 compliance with other obligations assumed by the Issuer herein;

9)                 declaration on its qualification to continue performing the duty as Trustee; and

10)             existence of other public or private issue of debentures conducted by the Issuer or parent companies, subsidiaries, associated companies or entities of the same group of the Issuer to have acted as Trustee, as well as information on these issues, as provided for in CVM Rule nº 28/83;

m)               calculate, on the dates of payment of Debentures, jointly with the Issuer, the Debentures Unit Face Value;

n)                 make available the Unit Face Value and the Compensatory Interest Rates of Debentures daily to Debenture Holders, to the Issuer and to the market participants, by means of its call center and/or website;

o)                 make the report referred to by item “l” above available to Debenture Holders within no later than four (4) months, as of the end of the Issuer’s fiscal year, at least, in the following locations:

1)                 Issuer’s headquarters;

2)                 at its office;

3)                 CETIP;

4)                 at CVM; and

5)                 at the Lead Manager’s headquarters;

p)                 publish in the press media where the Issuer shall publish its documents, an announcement informing the Debenture Holders that the report is available at the places indicated in the sub-item above;

q)                 keep updated a list of Debenture Holders and their addresses, by means of, inclusive, management with the Issuer, the Bank Liquidator, the Agent Bank and to CETIP, and for the purposes of compliance with provisions of this item, the Issuer expressly authorizes, and Debenture holders as soon as they subscribe, pay for or acquire the Debentures, they will expressly authorize the Bank Liquidator, the Agent Bank and CETIP to disclose to the Trustee, at any moment, the Debentures position, as well as a list of Debenture Holders;

r)                  coordinate the raffle of Debentures, purpose of the partial Optional Early Redemption;

s)                  oversee the compliance with the clauses hereof, especially those which impose negative and affirmative covenants;

t)                   without prejudice to the specific terms provided for herein, notify the Debenture Holders, if possible individually, within no later than ninety (90) days on the acknowledgment of any default by Issuer of obligations assumed herein, indicating the place where it will provide further clarification to those interested and such notice shall have the same content to be sent to CVM and CETIP.

9.4.                                     The Trustee will employ any court or out-of-court proceedings against the Issuer to protect and defend the common interests of Debenture Holders and to the realization of their credits and, in the event of the Issuer’s default, observing the terms hereof, the Trustee shall:

a)                  declare, observing the conditions of this present Indenture, the early maturity of Debentures and charge principal and ancillary amounts under specified conditions;

b)                 take any measure necessary for the realization of Debenture Holders credits;

c)                  petition for the Issuer’s bankruptcy; and

d)                 represent the Debenture Holders in bankruptcy proceeding, court and out-of-court reorganization proceeding and/or winding-up of the Issuer.

9.5.                                     The Trustee only shall be held harmless from any responsibility for the non-adoption of the measures envisaged in item 9.4 “a)” a “c)” above if, summoned the General Meeting, it so determines by unanimous resolution of the titleholders of outstanding debentures. In the assumption of item 9.4”d)” above, the resolution by majority of the titleholders of outstanding debentures shall be sufficient.

9.6.                                     The Trustee shall not be required to check the truthfulness of corporate resolutions and Issuer’s Management acts, or also, any document or record which considers authentic and sent by the Issuer or by third parties upon its request to ground its decisions, under the terms hereof.

9.7.                                     Compensation shall be paid as provided for in the items hereinbelow to the Trustee, as fees for the performance of its duties and responsibilities assigned thereto, under the terms of the prevailing laws and of this Indenture.

9.7.1.                               The Trustee’s compensation shall be due by the Issuer in annual installments of one thousand, seven hundred and fifty Reais (R$1,750.00), the first installment shall be due on the fortieth (40th) Business Day as of the date of signature hereof and other installments on the same date of subsequent years.

9.7.1.1.                          The compensation shall be due, pro rata die, even after the maturity of Debentures, if Trustee is still charging defaults not remedied by the Issuer.

9.7.1.2.                          The compensation provided for in item 9.7.1 above shall be yearly adjusted based on the accumulated percentage variation of IGP-M (General Market Price Index), or during its absence or if it cannot be applied, by the official index to replace it, as of the date of payment of first installment referred to in item 9.7.1 above, until the dates of payment of each subsequent installment, calculated pro rata die, if necessary.

9.7.2.                               In the assumption of cancellation or redemption of all Debentures, the Trustee only shall be entitled to the compensation calculated pro rata temporis for the period of effective rendering of services, and shall refund to the Issuer the difference between the compensation received and that one to which is entitled to, if requested by Issuer, within ten (10) Business Days as of the date of request.

9.7.3.                               The payment of Trustee’s compensation shall be made by means of credit in current account to be indicated by the Trustee.

9.7.4.                               It is set forth herein that, in the assumption the Trustee is replaced, it shall transfer the proportional installment of compensation initially received without consideration for the service rendered, calculated pro rata temporis, as of the date of payment of compensation until the date of effective replacement to the Issuer. The substitute Trustee shall be entitled to the same compensation due to the Trustee, calculated proportionally to the remainder period of services rendering, unless if otherwise resolved by General Meeting, jointly with the Issuer.

9.7.5.                               The compensation does not include expenses deemed as necessary to perform the position of Trustee, with market reasonable amounts and duly evidenced, during the implementation and service duration, which shall be covered by the Issuer, by means of payment of related invoices accompanied by related receipts, directly issued on behalf of Issuer or by means of reimbursement, after previous approval, whenever possible: publications in general, conference call and telephone expenses related to the Issue, notices, photocopies, digitizing, sending of documents, issue certificates, travel, food and accommodation, notary office’s expenses, experts expenses, such as audit and/or inspection, amongst others, or legal counsel to Debenture Holders.

9.7.6.                               In the event of late payment of any amount due by the Issuer to the Trustee, the debts in arrears shall be subject to a contractual fine of two percent (2%) over the debt amount, as well as default interest of one percent (1%) per month and the debt in arrears shall be subject to the monetary restatement by IGP-M, levied from the delinquency date until the date of effective payment, calculated pro rata die.

9.8.                                     The Trustee shall neither issue an opinion nor make any judgment on the fact related to the Issue the definition of which is the sole responsibility of Debenture Holders, only undertaking to act in conformity with the directions given by Debenture Holders. The Trustee shall not have any responsibility over results or legal effects deriving from the strict compliance with guidance given, as defined by Debenture Holders and reproduced before the Issuer, regardless of any losses to be caused. The Trustee’s responsibility is restricted to the scope provided for in CVM Rule 28/83, in Brazilian Corporation Law and provisions herein.

9.9.                                     Without prejudice to the diligence duty of Trustee, the Trustee shall assume that the original documents or certified copies of documents sent by the Issuer or by third parties upon its request were not purpose of fraud or falsification. Under no assumption, the Trustee shall be liable for preparing the Issuer’s corporate documents, which shall remain under the legal and regulatory obligation of the Issuer to prepare them, under the terms of applicable laws.

9.10.                                 The Trustee’s acts or pronouncements to create responsibility to Debenture Holders and/or exempting third parties from obligations towards them, as well as those related to the due compliance with the obligations assumed herein, only shall be valid when previously resolved by Debenture Holders at the General Meeting.

9.11.                                 The Issuer shall refund the Trustee of all expenses to have provenly incurred to protect the rights and interests of Debenture Holders or to realize their credits. The refund shall occur within thirty (30) days as of the related accountability to the Issuer.

9.11.1.                           When expenses made by Trustee are not previously approved by the Issuer, the Trustee is immediately aware and agrees that the Issuer shall reimburse all the expenses according to the (a) common sense and reasonableness criteria generally accepted in business relations of this type; and (b) the fiduciary duty which is inherent thereto.

9.11.2.                           In the event of Issuer’s default, all the expenses related to legal and administrative proceedings incurred on the Trustee to safekeep the Debenture Holders’ interests shall be previously approved, if possible, and advanced by Debenture Holders, in proportion of their credits, and subsequently, as provided for in applicable laws, reimbursed by the Issuer, as long as reasonable and duly evidenced. These expenses to be advanced by Debenture Holders also include expenses related to third parties’ attorney’s fees, deposits, court costs and fees related to lawsuits filed by Trustee in the performance of its duty, while representative of Debenture Holders’ common interest.

9.11.3.                           Any expenses, deposits and court costs deriving from the loss of suits shall be equally borne by Debenture Holders, as well as Trustee’s compensation and reimbursable expenses, in the assumption the Issuer remains delinquent in relation to the payment thereof for a period exceeding thirty (30) days and the Trustee may request to Debenture Holders previous guarantee to cover the loss of suit risk.

9.11.4.                           Pursuant to provisions of items 9.11 and following above, Trustee’s credit due to expenses incurred to protect the rights or interests or to realize credits for Debenture Holders not settled in the form set forth herein shall be added to the Issuer’s debt and shall have priority over Debentures in the order of payment.

10.                                     TRUSTEE’ REPRESENTATION AND WARRANTY

10.1.                                 Trustee represents and warrants that:

a)                      has no legal impediment, under the penalties of laws, pursuant to Article 66, Paragraph 3 of the Brazilian Corporation Law and Article 10 of CVM Rule 28/83, to perform the duty which is conferred thereto;

b)                      is not classified into any situation of conflict of interests provided for in CVM Rule nº 28/83.

c)                      accepts the duty to which is conferred, fully undertaking all the duties and responsibilities provided for by specific laws and this Indenture;

d)                      fully accepts this present Indenture and all its clauses and conditions;

e)                      is duly authorized to sign this Indenture and to comply with all its obligations provided for herein, and has met all the legal, regulatory and statutory requirements then required;

f)                       is duly qualified to perform the Trustee’s activities, pursuant to the applicable and prevailing rules;

g)                      this Indenture represents Trustee’s legal, valid, binding and effective obligation, enforceable according to its terms and conditions;

h)                      the person representing it in the signature hereof have powers to do so;

i)                        the execution of this Indenture and the compliance with its obligations provided for herein does not infringe any obligation previously assumed by Trustee;

j)                        verified, when it accepted this duty, the truthfulness of information contained herein, handling to remedy the omissions, failures or defects it was aware; and

k)                      is aware of the rules applicable to Debentures and the Issue.

11.                                     DEBENTURE HOLDERS’ GENERAL MEETING

11.1.                                 The Debenture Holders, at any time, may hold a General Meeting, pursuant to Article 71 of the Brazilian Corporation Law, in order to resolve on the matter of Debenture Holders' common interest.

11.2.                                 The General Meeting may be called by Issuer, by Trustee or by Debenture Holders representing, at least, ten percent (10%) of the Outstanding Debentures.

11.3.                                 The General Meeting shall be chaired by Trustee’s representatives or those designated by CVM.

11.4.                                 The General Meeting’s call notice shall be made by means of announcement published, at least, three (3) times pursuant to item 5.10. above, observing other rules related to the publication of call notice for general meetings mentioned in the Brazilian Corporation Law, applicable rules and this Indenture, at least, fifteen (15) days in advance on first call and eight (8) days on second call. Regardless of the formalities provided for by laws and herein, the General Meeting where all Debenture Holders attend shall be considered as regularly installed.

11.5.                                 The General Meeting shall be installed on first call, with the attendance of Debenture Holders owning, at least, 50% of the  outstanding Debentures and on second call, with any number.

11.6.                                 All and any amendment to the clauses and conditions set forth herein or matter subject to Debenture Holders’ resolution at related General Meetings, including requests for waivers, under the terms set forth herein, except for the matters subject to specific quorum of resolution, shall be subject to the approval of Debenture Holders, representing, at least, seventy-five percent (75%) of the outstanding Debentures.

11.6.1.                           The amendments related to the following characteristics of Debentures, as approved by the Issuer, shall be subject to the approval of Debenture Holders representing, at least, ninety percent (90%) of the outstanding Debentures: (a) the Compensatory Interest Rates, unless in the occurrence of any of the assumptions provided for in item 5.6.4 and sub-items above; (b) the date of payment of Compensatory Interest Rates; (c) the Maturity Date; or (d) the Assumptions of Early Maturity.

11.7.                                 One vote shall correspond to each Debenture, the empowerment of attorneys-in-fact is authorized.

11.8.                                 For the purposes of establishing a quorum of installation and/or resolution at the General Meeting, outstanding Debentures shall be those Debentures outstanding on the market, excluding the Debentures held by the Issuer or its controlling shareholders and subsidiaries, associated companies and under common control, as well as related officers or directors and related spouses. In addition, the absentees’ votes shall not be counted, for the purposes of quorum of resolution.

11.9.                                 The Trustee shall attend the General Meetings and provide Debenture Holders with information requested thereto.

11.10.                             The provisions of the Brazilian Corporation Law referring to the shareholders’ meetings shall apply to the General Meeting, where applicable.

12.                                     MISCELLANEOUS

12.1.                                 The notices be sent by either party pursuant to this Indenture shall be addressed as follows:

a)            to the Issuer:

COMPANHIA SIDERÚRGICA NACIONAL

Avenida Brigadeiro Faria Lima, nº 3.400, 19º e 20º andares

Attn.: Gustavo Henrique Santos de Sousa (Executive Officer)

Telephone: (55 11) 3049-7445

E-mail: gustavo.sousa@csn.com.br

Marcos Rodrigues Themudo Lessa (Consulting Legal Officer)

Telephone: (55 11) 3049-7584

E-mail: marcos.lessa@csn.com.br

b) to the Trustee:

PENTÁGONO S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

Avenida das Américas, nº 4.200, Bloco 8, Ala B, Salas 303 e 304,

22640-102 - Rio de Janeiro – RJ

Attn.: Mrs. Nathalia Machado Loureiro and Mrs. Marcelle Motta Santoro and Mr. Marco Aurélio Ferreira

Telephone: (55 21) 3385-4565

Fax: (55 21) 3385-4046

E-mail: operacional@pentagonotrustee.com.br

c)            to Bank Liquidator:

ITAÚ UNIBANCO S.A.

Avenida Engenheiro Armando de Arruda Pereira, 707, 10º andar

04309-010 – São Paulo – SP

Attn.: Mr. Luiz Andre Negrin Petito

Telephone: (55 11) 2797-4441

Fax: (55 11) 2797-3140

E-mail: luiz.petito@itau-unibanco.com.br

d)           to the Agent Bank:

ITAÚ CORRETORA DE VALORES S.A.

Avenida Brigadeiro Faria Lima, nº 3.400, 10º andar

04538-152 – São Paulo – SP

Attn.: Mr. Luiz Andre Negrin Petito

Telephone: (55 11) 2797-4441

Fax: (55 11) 2797-3140

E-mail: luiz.petito@itau-unibanco.com.br

e)            to CETIP:

CETIP S.A – Mercados Organizados.

Av. República do Chile, 230, 11º andar

20031-919 - Rio de Janeiro – RJ

Telephone: (55 21) 2276-7474

Fax: (55 21) 2252-4308/2262-5481

or

Avenida Brigadeiro Faria Lima, 1.663, 1º andar

01452-001 - São Paulo – SP

Attn.: Securities Management

Telephone: (55 11) 3111-1596

Fax: (55 11) 3111-1563

12.1.1.                           The notices shall be considered delivered with receipt acknowledgment issued by the Brazilian Postal Service or telegram sent to the addresses above.

12.1.2.                           The notices sent via fac-simile or electronic mail shall be considered received on the date these are sent, as long as their acknowledgment is confirmed by means of receipt issued by sender’s equipment.

12.1.3.                           The change in any of the aforementioned addresses shall be notified to other parties by that party which changed its address.

12.2.                                 When the indication of term counted per day herein is not accompanied by the indication of “Business Day”, we understand the term is counted in consecutive days.

12.3.                                 The waiver of any rights deriving herefrom shall not be assumed. Therefore, no delay, omission or forbearance in the exercise of any right or capacity the Debenture Holders are entitled to due to any Issuer’s default shall jeopardize the exercise of such right or capacity, or shall be construed as waiver, nor shall constitute novation or precedent with regards to any other default or delay.

12.4.                                 In the event any of the provisions herein approved are deemed as illegal, invalid or inefficient, all other provisions not affected by this judgment shall prevail, and the Parties shall undertake to replace the provisions affected by another, to the extent as possible, to produce the same effect.

12.5.                                 The Parties agree that this present Indenture may be altered, without requiring any approval from Debenture Holders whenever and only (i) when this amendment solely derives from the need of complying with the requirements to conform with legal standards, rules or requirements of CVM, ANBIMA, BM&FBovespa S.A. – Securities, Commodities and Futures Exchange or CETIP; (ii) when material mistake is verified, whether a serious typing or arithmetic mistake; or also (iii) due to the update of the Parties’ registry information, such as change of company name, address and telephone, amongst others, as long as there is no additional cost or expense to Debenture Holders.

12.6.                                 This Indenture and Debentures constitute extrajudicially enforceable instruments, pursuant to items I and II, Article 585 of the Civil Procedure Code, the Parties immediately acknowledging that, regardless of any other reasonable measures, the obligations assumed pursuant to this Indenture include specific performance and are subject to provisions of Articles 632 and following of the Civil Procedure Code, without prejudice to the right of declaring the early maturity of Debentures, pursuant to this Indenture.

12.7.                                 This Indenture is executed on an irrevocable and irreversible basis, binding the Parties by themselves and their successors.

12.8.                                 Any and all costs incurred in view of the registration of this Indenture and any amendments, and corporate acts related to this Issue, at the competent registry offices, shall be the sole responsibility of the Issuer.

13.                                     COURT

13.1.                                 The courts of the judicial district of São Paulo, State of São Paulo, are elected herein to settle any controversies deriving herefrom, excluding any other, no matter how privileged it may be.

In witness whereof, the Parties sign this present Indenture in two (2) counterparts of equal tenor and form, jointly with two (2) undersigned witnesses.

São Paulo, June 10, 2015.

(signatures on the next page)

(the remainder of this page was left intentionally in blank)

(Page of signatures of the “Private Indenture of the Ninth (9th) Issue of Unsecured Non-Convertible Debentures, in a Single Series, for Public Offering with Restricted Placement Efforts of Companhia Siderúrgica Nacional”, entered into between Companhia Siderúrgica Nacional and Pentágono S.A. – Distribuidora de Títulos e Valores Mobiliários on June 10, 2015)

COMPANHIA SIDERÚRGICA NACIONAL

Name: Title:	Name: Title:

PENTÁGONO S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

Name: Title:

Witnesses:

1.	2.
Name: Title:	Name: Title:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.